SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                  PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                    THE SECURITIES EXCHANGE ACT OF 1934

                      For the month of December, 1998

                             DAIMLERCHRYSLER AG
              (Translation of registrant's name into English)

                 EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                  (Address of principal executive office)

           [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                  Form 20-F___X___      Form 40-F  _______

           [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                Yes _______         No ____X____

           [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________]


                             DAIMLERCHRYSLER AG



 FORM 6-K:  TABLE OF CONTENTS


 1. Press Release of DaimlerChrysler AG, dated December 21, 1998, announcing registration of the merger of Daimler-Benz
      Aktiengesellschaft and DaimlerChrysler AG.